1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

JEREMY SENDEROWICZ Jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

December 27, 2013

Ms. Anu Dubey

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	EnTrust Multi-Strategy Master Fund (the “Master Fund”)

(File Nos. 811-22841 and 333-188432)

EnTrust Multi-Strategy Fund (the “Feeder Fund”)

(File Nos. 811-22840 and 333-188433)

(each a “Fund,” collectively, the “Funds”)

Dear Ms. Dubey:

In a letter dated June 7, 2013, you provided the Securities and Exchange Commission staff’s (the “Staff”) comments on the registration statements, filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of the Master Fund and the Feeder Fund, each as filed May 8, 2013. The Staff’s comments, along with the Funds’ responses, are set forth below. The Funds have considered your comments and have authorized us to make responses, changes and acknowledgements discussed below relating to each Fund’s registration statement on its behalf, as applicable.

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley   Washington DC   EUROPE   Brussels   Dublin   Frankfurt   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

Ms. Anu Dubey December 27, 2013 Page 2

PROSPECTUS:

Cover Page

Comment 1.	Please reference the fact that, as the shares of the Master Fund are registered under the 1933 Act, an investor could purchase shares of the Master Fund directly and avoid incurring the Feeder Fund’s expenses while gaining exposure to the same portfolio of investments.

	Response 1.	The shares of the Master Fund and the Feeder Fund are offered through separate distribution channels. In addition, an investor eligible to purchase shares of the Feeder Fund may not be eligible to purchase shares of the Master Fund. Therefore, we do not believe that it is appropriate to reference the fact that an investor could purchase shares of the Master Fund directly and avoid incurring the Feeder Fund’s expenses.

Comment 2.	In the paragraph entitled “Risk Factors and Restrictions on Transfer,” the disclosure includes a cross-reference to the discussion of risks set forth in the prospectus. Please change the font of the cross-reference so that it is in bold type. See Item 1.1.j. of Form N-2.

	Response 2.	The disclosure has been revised accordingly.

Comment 3.	Please indicate on the cover page if the Feeder Fund makes its Statement of Additional Information (“SAI”) available on its website and if the Feeder Fund will make its semi-annual and annual reports available on its website. If the Feeder Fund does not make, or will not make, these documents so available, please state the reason why. Also, please provide a telephone number that investors can call to request the Feeder Fund’s annual or semi-annual report once they are available, other information about the Fund and to make shareholder inquiries. See Item 1.1.d. of Form N-2.

	Response 3.	The disclosure has been revised accordingly.

Ms. Anu Dubey December 27, 2013 Page 3

Summary of Terms — Distributions (page 5)

Comment 4.	The disclosure states that the Fund is not a suitable investment for any investor who requires regular dividend income. Please also disclose whether the Fund may distribute returns of capital. If so, please disclose and explain the consequences of return of capital distributions. In particular, please disclose that the distribution is a return of the shareholders’ original investment and that while the distribution may not be currently taxable, it may result in future tax consequences for the shareholder upon the sale of the securities even if the securities are sold for less than the original purchase price. In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. Furthermore, reports containing distribution yields should be accompanied by the total return and or SEC yield.

	Response 4.	The Funds do not intend to distribute returns of capital or report a distribution yield.

Summary of Terms — Risk Factors (page 13)

Comment 5.	Please set forth only the principal risks of the Fund in the Summary of Terms, and present the other risks later in the prospectus.

	Response 5.	The disclosure has been revised accordingly.

Comment 6.	In the third bullet on page 17, the disclosure states that Investment Funds may hold a portion of their assets in side pockets. Please disclose the upper limit of Investment Funds’ assets that may be held in “side pockets.” We may have additional comments.

	Response 6.	We respectfully acknowledge your comment, but would note that, the Master Fund has no control over an Investment Fund’s usage of side pockets. In addition, Investment Funds in which the Master Fund may invest

Ms. Anu Dubey December 27, 2013 Page 4

may change from time to time. Therefore, we cannot determine the upper limit of Investment Funds’ assets that may be held in side pockets. However, we have added a disclosure that the Adviser intends to invest the Master Fund’s assets primarily in Investment Funds that do not intend to use side pockets.

Summary of Fees and Expenses (page 18)

Comment 7.	The third line item under the heading “Transaction Fees” provides for a Maximum Early Repurchase Fee of 3.00%. Please explain to us how charging this fee is consistent with Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, which requires that all shareholders in a tender offer be paid the highest consideration paid to any other shareholder.

	Response 7.	The Staff has taken the position that an “early withdrawal charge” (a deduction from the price paid where a tendering shareholder has not held the shares for a specific period of time) is consistent with Rule 13e-4(f)8)(ii). See Footnote 4 to Guide 2 of Form N-2. Accordingly, we respectfully decline to modify the disclosure.

Comment 8.	The Example shows fees and expenses for 1 year and for 3 years. Please add disclosure that also shows fees and expenses for 5 years and for 10 years. See Item 3 of Form N-2.

	Response 8.	The disclosure has been revised accordingly.

Comment 9.	In the note to the caption “Acquired Fund Fees and Expenses,” the disclosure states that “[t]he impact of trading expenses to the Acquired Fund Fees and Expenses Ratio would be [ ]%.” Please recalculate the Acquired Fund Fees and Expenses Ratio to include trading expenses as transaction fees are required to be included in the numerator of the ratio. See Item 3.10.b. of Form N-2.

	Response 9.	The disclosure has been revised accordingly.

Ms. Anu Dubey December 27, 2013 Page 5

Comment 10.	In the note to caption “Other Expenses,” the disclosure states that other expenses will be estimated assuming ending Fund net assets of $[ ]. Please also disclose why the Fund estimates that it will have the amount of assets to be inserted in the brackets for the current fiscal year.

	Response 10.	The disclosure has been revised to state that “Other Expenses” are based on estimated amounts for the current fiscal year in accordance with Item 3.1, Instruction 6 of Form N-2.

Comment 11.	In the note to the caption “Less Fee Waiver and Expense Reimbursement,” the disclosure states that the Adviser will waive and/or reimburse the Fund’s expenses until the termination of the Fund’s investment advisory agreement. Please revise the disclosure to state that the waiver and/or reimbursement will terminate on a date at least one year from the date of the prospectus.

	Response 11.	The disclosure (including the caption to the fee table) has been removed, as the Adviser does not intend to enter into a contractual fee waiver and/or expense reimbursement agreement with the Fund.

Use of Proceeds (p. 20)

Comment 12.	In the second paragraph, the disclosure states that the Master Fund will invest the offering proceeds as soon as possible but not in excess of six months. Please state why the investment of offering proceeds may take longer than three months. See Guide 1 to Form N-2.

	Response 12.	The disclosure has been revised to reflect that offering proceeds will be invested as soon as practicable after each monthly closing consistent with market conditions and the availability of suitable investments.

Ms. Anu Dubey December 27, 2013 Page 6

Investment Program – Investment Strategies (p. 23)

Comment 13.	On page 26, the disclosure indicates that Investment Funds in which the Master Fund invests will engage in short selling. Please confirm to us that an estimate of the interest and dividend expense of short sales will be included in the fee table.

	Response 13.	The interest and dividend expenses of short sales by Investment Funds will be reflected in the “Acquired Fund Fees and Expenses” line item in the fee table of each Fund’s prospectus because such expenses are trading expenses of the Investment Funds.

Comment 14.	Please distinguish between principal and non-principal investment strategies. See Items 8.2.b.(1) and 8.4 of Form N-2. Please also distinguish between principal and non-principal types of investments and risks in “Types of Investments and Related Risks” beginning on page 30. See also Item 8.3.a. of Form N-2.

	Response 14.	The disclosure has been revised accordingly.

Types of Investments and Related Risks (p. 30)

Comment 15.	On page 45, in the paragraph entitled “Swap Agreements,” the disclosure indicates that the Master Fund may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

	Response 15.	Comment acknowledged.

Ms. Anu Dubey December 27, 2013 Page 7

Management of the Fund and the Master Fund – General (p. 60)

Comment 16.	Please add disclosure that a discussion regarding the basis for the board of directors approving the Investment Advisory Agreement will be available in the Master Fund’s annual or semi-annual report to shareholders. See Item 9.6.b.(4) of Form N-2.

	Response 16.	The disclosure has been revised accordingly.

Management of the Fund and the Master Fund – Custodian (page 62)

Comment 17.	Please also disclose the name and address of the Fund’s transfer agent and dividend paying agent. See Item 9.1.e. of Form N-2.

	Response 17.	The disclosure has been revised accordingly.

Fund and Master Fund Expenses (page 64)

Comment 18.	In the last sentence of the page, the disclosure states that “[o]ffering costs cannot be deducted by the Fund or the Shareholders.” This sentence is confusing. Please clarify what this means.

	Response 18.	The disclosure has been revised to clarify that the offering costs cannot be deducted by the Fund or the Shareholders on their U.S. federal income tax returns.

Tax Considerations (page 77)

Comment 19.	Please disclose whether shareholders will be subject to alternative minimum tax. See Item 10.4, Instruction 2 of Form N-2.

	Response 19.	Shareholders of the Funds may be subject to the alternative minimum tax. The disclosure has been revised accordingly.

Ms. Anu Dubey December 27, 2013 Page 8

Distribution Policy – Automatic Dividend Reinvestment Plan (page 82)

Comment 20.	Please disclose from whom additional information regarding the DRIP can be obtained. See Item 10.e.(3) of Form N-2.

	Response 20.	The disclosure has been revised accordingly.

Appendix A – Prior Performance of Similar Account (page 84)

Comment 21.	The heading indicates that you will present prior performance information of similar accounts. We may have additional comments when you complete this presentation.

	Response 21.	Appendix A has been updated to include prior performance information of similar accounts.

STATEMENT OF ADDITIONAL INFORMATION:

Investment Policies and Practices – Fundamental Policies (page 1)

Comment 22.	Fundamental policy (1) provides that the Fund may not investment more than 25% of its total assets in the securities of issuers of any single industry. Please add disclosure indicating that the Fund will consider the concentration of Investment Funds (in which it indirectly invests) when determining compliance with its concentration policy. In our view, although the Fund may indirectly invest in Investment Funds which concentrate, the Adviser and Fund may ignore the concentration of Investment Funds when determining whether the Fund is in compliance with its own concentration policy. For example, it would be a violation of the Fund’s concentration policy for the Fund to indirectly invest all its assets in Investment Funds that the Fund knows concentrate in a particular industry or group of industries.

Ms. Anu Dubey December 27, 2013 Page 9

	Response 22.	We respectfully acknowledge your comment, but would note that, it would be impracticable for the Master Fund to consider the concentration of Investment Funds when determining compliance with its concentration policy. The Master Fund does not have regular access to the portfolio holdings of an Investment Fund or have control over an Investment Fund’s investment strategy or concentration policy. Moreover, the Investment Funds in which the Master Fund may invest may change from time to time. Consequently, we believe that, for purposes of the Master Fund’s concentration policy, the Master Fund should not be required to consider the industry concentrations of the Investment Funds.

Comment 23.	Fundamental policy (7) states that the Fund may not “purchase, hold or deal in real estate.” Please revise the policy to add “or sell” after “deal in.” See Item 17.2.f. of Form N-2.

	Response 23.	The disclosure has been revised accordingly.

Management of the Fund and the Master Fund – Board Structure and Oversight Function (p. 16)

Comment 24.	Please disclose why the leadership structure of the Fund is appropriate given the specific characteristics of the Fund. See Item 18.5.(a) of Form N-2.

	Response 24.	The disclosure has been revised accordingly.

Management of the Fund and the Master Fund – Executive Officers (p. 19)

Comment 25.	In the table that sets forth the executive officers, please add the age and address of each officer in the first column of the table as indicated by the heading to that column. See Item 18.1 of Form N-2.

	Response 25.	The disclosure has been revised accordingly.

Ms. Anu Dubey December 27, 2013 Page 10

Management of the Fund and the Master Fund – Advisory Fees (p. 22)

Comment 26.	The fee table in the prospectus indicates that there may be a fee waiver and expense reimbursement. Please disclose any expense limitation provision applicable to the advisory fee here also. See Item 20.c.(3) of
Form N-2.

	Response 26.	As the Adviser does not intend to enter into a contractual fee waiver and/or expense reimbursement agreement, there is no expense limitation arrangement to disclose.

Management of the Fund and the Master Fund – Other Accounts Managed by the Portfolio Managers (p. 23)

Comment 27.	In the table that sets forth the accounts managed by the portfolio managers, please also disclose the number of accounts within each category of accounts with respect to which the advisory fee is based on performance. See Item 21.1.c. of Form N-2.

	Response 27.	The disclosure has been revised accordingly.

Management of the Fund and the Master Fund – Proxy Voting Policies and Procedures and Proxy Voting Records (p. 26)

Comment 28.	Please disclose that information regarding how the Master Fund voted proxies will be available without charge upon request by calling a specified telephone number or on the Fund and/or Master Fund’s website and on the Commission’s website. See Item 18.16 of Form N-2. Also, please indicate that the Fund’s proxy voting policies are attached as Annex A.

	Response 28.	The disclosure has been revised accordingly to reflect the requirements of Item 18.16 of Form N-2.

Ms. Anu Dubey December 27, 2013 Page 11

Financial Statements (p. 37)

Comment 29.	The disclosure states that no financial information is presented. However, no registered investment company can make a public offering of its securities unless it has net worth of at least $100,000 (“seed capital”). See Section 14(a) of the 1940 Act. The Fund should include an audited balance sheet setting forth its seed capital. Please revise the disclosure accordingly.

	Response 29.	The disclosure has been revised accordingly.

PART C – OTHER INFORMATION:

Item 25. Financial Statements and Exhibits

Comment 30.	Item 25.2.e requires a copy of the Fund’s dividend reinvestment plan to be attached as an exhibit to the registration statement. The list of exhibits states that Exhibit (e) is not applicable. However, the prospectus (p. 82) indicates that the Fund does have a dividend reinvestment plan. Please attach the plan as an exhibit.

	Response 30.	The DRIP plan has been attached.

Item 34. Undertakings

Comment 31.	Please add the undertaking required by Item 34.4.e of Form N-2.

	Response 31.	The disclosure has been revised accordingly.

Signature Pages

Comment 32.	Please add signature lines for the required officers and at least a majority of the Feeder Fund’s and Master Fund’s trustees. See Section 6 of the Securities Act.

	Response 32.	The disclosure has been revised accordingly.

Ms. Anu Dubey December 27, 2013 Page 12

GENERAL COMMENTS:

Comment 33.	Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

	Response 33.	Comment acknowledged.

Comment 34.	We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

	Response 34.	Comment acknowledged.

Comment 35.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

	Response 35.	Comment acknowledged.

Comment 36.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

	Response 36.	We currently do not expect to submit any exemptive applications or no-action requests in connection with the Funds’ registration statements.

Comment 37.	The response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

	Response 37.	Comment acknowledged.

Ms. Anu Dubey December 27, 2013 Page 13

Comment 38.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Response 38.	Comment acknowledged.

*            *             *

In addition to these comments, you requested that the Funds make certain representations concerning the registration statements on Form N-2 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 212.641.5669 or Lisa R. Price, Esq. at 212.649.8795 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jeremy Senderowicz, Esq.

Jeremy Senderowicz, Esq.

Via EDGAR

December 27, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EnTrust Multi-Strategy Master Fund

(File Nos. 811-22841 and 333-188432)

EnTrust Multi-Strategy Fund

(File Nos. 811-22840 and 333-188433)

(each a “Fund,” collectively, the “Funds”)

In connection with a response being made on behalf of the Funds to comments provided with respect to each Fund’s registration statement on Form N-2 filed under the Securities Act of 1933 and Investment Company Act of 1940, as filed on May 8, 2013 (the “Registration Statement”), we are authorized by our client to acknowledge the following on the Funds’ behalf:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at 212.641.5669 or Lisa R. Price, Esq. at 212.649.8795 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jeremy Senderowicz, Esq.

Jeremy Senderowicz, Esq.